Mail Stop 3628

                              		June 26, 2006


Via Facsimile:  (212) 354-8113 and U.S. Mail

Sarkis Jebejian, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019

Re:	Kerzner International, Limited
	Schedule 13E-3
	File Number 005-48645
	Filed May 24, 2006

Dear Mr. Jebejian:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
1. Please tell us what consideration you have given to whether the members of the "investor group" who are not presently listed as filing persons on the Schedule 13E-3 are affiliates engaged in the going private transaction and, accordingly, whether these entities should be a filing persons. As to each member of the investor group and their affiliates referenced in the proxy statement, please (i) add such person or entity as a filing person if not already a filer;
or (ii) explain in your analysis the fact supporting the omission of
such person or entity as a filer. For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov.
2. We note the disclosure on page 18 in the "Special Factors"
section
Mr. Baron and BAMCO have expressed an interest in investing at least
$200 million in the company after this transaction. We also note that
because of concerns raised by the special committee about locking up
the vote on the merger by expanding the investor group to include additional existing shareholders, Mr. Baron and BAMCO could not be included in the investor group now. However, if the parties contemplate that Mr. Baron and BAMCO, who collectively own over 10%
of the company`s stock, may own a significant share in the company going forward, they may need to be included as filers on the Schedule
13E-3. Please describe in your response letter the status of any future investment by these persons, or their participation in this transaction in any way other than being cashed out like other shareholders besides the investor group.

Preliminary Proxy Statement
Summary, page 1
3. We note your disclosure, in the Summary and on pages 16, 20 and 25, of your proxy statement that Hamed Kazim was "unable to participate in the determination." Please explain in the disclosure document what you mean by this.

Interests of Our Directors and Executive Officers in the Proposed
Merger, page 5
4. Amend the first bullet point in this section to explain which members of management will be permitted to make an equity investment in Buyer. You may wish to do this by means of a cross reference. In addition, see our comment below regarding the details of these equity investments in the company going forward and the implications for this Schedule
13E-3.

Dissenters Rights, page 6
5. Note here that the written objection must, pursuant to Bahamian law, state that the objecting shareholder proposes to demand fair payment for his or her ordinary shares.

Treatment of Stock Options and Other Equity Awards, page 9
6. Please expand your disclosure to explain why stock options, SARs, restricted shares and restricted stock units granted to board members will be treated differently from those granted to non-director employees.

Special Factors, page 11
Background of the Proposed Merger, page 11
7. In the second paragraph of this section, explain why the Kerzners where bound by restrictions applicable to WLG. That is, clarify here that they control that entity, and are thus apparently subject to the governance agreement between WLG and the Company.
8. Please expand to explain the basis for the Kerzners` belief that soliciting other potential transaction partners without first entering into a deal with their group would be detrimental to the Company. Isn`t that the way an auction process typically works?
9. Expand the disclosure in the last full paragraph on page 14 to briefly describe the comments to the transaction agreements that you allude to. Was the special committee seeking concessions in the agreements?
10. It appears that representative financial advisors for the special committee and the investor group worked together during the negotiation phase of this transaction in establishing a value for the company, before any merger price had been proposed by the investor group. For example, in the second to last paragraph on page 14, you state that the respective advisors "discussed their respective valuation analyses of the company several times" over a period of several days in March 2006. Explain why this approach was chosen, rather than simply allowing the investor group to make an offer for the company at a set per share price and negotiating from there. Clarify what valuation information was provided by JP Morgan to the investor group. Discuss the impact you believe this process had on the transaction price and the transaction as a whole.
11. Please disclose the guidelines, if any, that the special committee gave to Mr. Buckley and Mr. Von Rantzau for their discussions of the counter proposal with Mr. Solomon Kerzner. For example, was the special committee empowered to decide whether the company should remain public or independent instead of pursuing a sale at this time? Did it have the authority to decide to pursue an auction process in which the investor group would be included, rather than negotiate with the investor group first?
12. Provide further details about the "lack of cooperation in the due diligence process" cited by Party A. Who was alleged not to have cooperated and in what way? Did Party A cite this lack of cooperation as the reason for or one of the reason(s) for its demand for an inducement fee to complete due diligence? Did any other potential acquirors raise similar concerns?
13. In your discussion of the April 11, 2006 meeting between Party A and JPMorgan, quantify the amount of the "substantial fee" Party A would have received had it submitted a conforming proposal.
14. Clarify the circumstances under which, pursuant to Cravath`s revised inducement agreement, Party A would have received reimbursement of its expenses if it submitted a proposal to acquire the company. How did those factors differ from the reimbursement proposal made by Party A on April 11, 2006?
15. Describe the "contacts from other stockholders" received by the special committee about the proposed going private transaction, in addition to those from BAMCO and its affiliates. Identify the stockholders and summarize their feed back. These other groups are referenced in the first full paragraph on page 18 and the second full paragraph on page 19.
16. Refer to the last paragraph on page 18, where you state that "in light of the changed circumstances [the inducement provisions offered to Party A] would have to be more limited and less generous than those previously discussed." Clarify why the special committee viewed the changed circumstances (identify them) warranted a less generous offer to Party A.
17. Refer to this third full paragraph on page 19. What were the "other considerations" that caused Party A not to pursue a transaction with the company (if articulated)?

Reasons for the Proposed Merger and Recommendation of Kerzner International`s Board of Directors, page 21
18. Item 1014(a) of Regulation M-A requires a filing person on the
Schedule 13E-3 to state a belief as to the fairness of the
proposed
transaction to "unaffiliated security holders." Your disclosure throughout your document states that the special committee, the board, and the filing persons believe that the proposed merger is
fair "to the shareholders."  This is a separate concept.   Please
revise throughout the disclosure materials to provide the finding as to non-affiliates as a distinct group, as required by Item 1014(a).
19. Expand this section to include a discussion of the reasons for entering into the transaction at this time. See Item 1013(c) of Regulation M-A. Provide this kind of disclosure as to each filing person in the appropriate section of the proxy statement.
20. Identify the "concerns raised during the auction about factors that might favor the investor group bid." To the extent that the parties articulating those concerns and the substance of the issues raised are not already described in the proxy statement or added in response to comments above, please describe them. In addition, expand this section to address in greater detail how the special committee believes each such concern was negated or addressed during this process.

Position of Messrs. Kerzner and Ross...., page 25
21. With respect to the Kerzners, please explain their decision to remain with the company for a limited time only if a third-party acquiror was willing to pay a higher price than the investor group.
That is, the Kerzners, as filing persons, must state why this transaction is fair despite the fact that the special committee was told by potential bidders that the Kerzners` lack of long-term commitment to the company going forward hurt the company`s ability to attract alternative buyers.
22. In the second paragraph in this section, you note that the Affiliated Persons consulted with financial advisors regarding "certain structural and financial aspects of the proposed merger." However, no description of the analyses performed by such financial advisors on behalf of the Affiliated Persons is included in the proxy statement, as required by Item 9 of Schedule 13E-3 and Item 1015 of
Regulation M-A. We presume that is because, as you state on page
25,
"no financial advisor provided the Affiliated Persons any analysis or opinion with respect to the fairness of the merger consideration." However, Item 1015 of Regulation M-A encompasses any report, opinion or appraisal from an outside party that is materially related to the going-private transaction, including but not limited to, reports related to the fairness of the consideration offered. Thus, reports, opinions or appraisals, whether oral or written, provided by third-parties about the structure of the transaction or other financial aspects thereof, fit within the ambit of Item 1015. Please provide all of the disclosure required by Item 1015 of Regulation M-A as to each financial advisor consulted by any of the filing persons. File any written reports as exhibits to the Schedule 13E-3.

Opinion of the Special Committee`s Financial Advisor, page 28
23. The third bullet point on page 29 refers to "certain internal financial analyses and forecasts" used in JPMorgan`s analysis. Please confirm that all financial forecasts and projections provided to the fairness advisor are disclosed in your proxy statement or disclose them in your revised document.

Publicly Traded Comparables, page 30
24. Expand the disclosure in this section and the succeeding section to explain further why the companies selected as comparable are, in fact, similar to the Company.
25. Please provide a table here showing the trading multiples calculated for each comparable company and for Kerzner International.
Provide the same disclosure for each of the financial analyses performed and discussed in subsequent sections.

Investment by Certain Members of our Board of Directors and Management in Buyer, page 35
26. You disclose here that certain unidentified members of management of the company will be permitted to participate in the merger by making an equity investment in Buyer. Such an equity investment may be made by paying cash for Buyer shares, contributing shares of Kerzner International in exchange for shares of Buyer, or by not exercising outstanding options or SARS in Kerzner International and having them converted into options or SARs of Buyer. The members of management who may so participate in this transaction may be deemed to be engaged in this going-private transaction and may thus be required to be included on the Schedule 13E-3. Please provide additional details about the persons who may so participate as equity owners of Buyer going forward, the levels of possible ownership interest going forward (provide a range if exact numbers have not been set) and their roles with Kerzner International and their contemplated roles with the company after the merger. We have not been able to identify a section of the merger agreement addressing the potential equity interest of management going forward; however, if such a section exists, please cite us to it. To the extent that the terms of their participation have not yet been finalized, please amend the Schedule when these terms have been set and comply with all applicable disclosure, timing and dissemination requirements at such time.

Fees and Expenses, page 44
27. Please complete the table in your amended document.

Representations and Warranties, page 58
28. We note your statement here that some of the representations and warranties were made "as of a specific date," implying that facts may have changed since those representations and warranties were made. Please be advised that notwithstanding your disclaimer, you are responsible for considering whether additional specific disclosure of material information are required to make the statements included in the proxy statement not misleading. Include disclosure acknowledging that, if specific additional material facts exist that contradict the representations and warranties in the merger agreement, you have provided appropriate corrective disclosure.
Efforts to Complete the Proposed Merger, page 61
29. Briefly discuss the reason for the provision in the merger agreement prohibiting Buyer and its affiliates from engaging in discussions about equity financing of the proposed merger with any person or entity (other than the excepted parties listed) who as of
April 30, 2006 was required to file a beneficial ownership report as a result of such person`s equity ownership of company shares. We may have additional comments.

Recent Developments, page 66
30. Please send us copies of the material pleadings in the class action filed on March 23, 2006, and confirm your intention to update the disclosure relating to the lawsuit as necessary.

Merger Agreement
31. Refer to Article IV of the merger agreement, on page A-13. We note the reference to a "Company Disclosure Letter" which apparently modifies the representations and warranties of the company set forth in Article IV. Please supplementally describe the contents of the Company Disclosure Letter and any other schedules to the merger agreement not filed with it.

Annex A to Merger Agreement, page A-42
32. Please clarify the substance of Annex in your response letter, with a view to additional disclosure.

Closing Comment

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

* that filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* that filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

*              *              *              *

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information and file such letter
on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.
      If you have any questions please contact me at (202) 551-
3267
or by facsimile at (202) 772-9203.
	Very truly yours,



	Julia E. Griffith
Special Counsel
Office of Mergers and Acquisitions
Sarkis Jebejian, Esq.
Cravath, Swaine & Moore LLP
June 26, 2006
Page 8






UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE